

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

June 23, 2010

Mr. Marty J. Schwenner
Chief Financial Officer
Magnetek, Inc.
N49 W13650 Campbell Drive
Menomonee Falls, Wisconsin 53051

      RE: **Magnetek, Inc.**
             Form 10-K for the fiscal year ended June 28, 2009
             Filed August 31, 2009
             File No. 1-10233

Dear Mr. Schwenner:

      We have completed our review of your Form 10-K and related filings and do not have any further comments at this time.

                    Sincerely,

                    Martin James
                    Senior Assistant Chief Accountant